Exhibit 99.2

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES THREE-YEAR TIME CHARTER CONTRACTS WITH REPSOL FOR TWO NEWLY ACQUIRED MODERN SUEZMAX TANKERS AT US$36,500 PER DAY EACH

ATHENS, GREECE – November 6, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that the Company has entered into long-term time charter contracts with Repsol Trading S.A (the “Charterer” or “Repsol”) for its two recently acquired Suezmax tankers, the previously announced M/T P. Bel Air and M/T P. Beverly Hills, each 157,000 DWT, built in 2019 by Hyundai Samho Heavy Industries in South Korea and scheduled for delivery to the Company by early 2026.

The vessels will be chartered to Repsol for a three-year time charter period, plus or minus 30 days at the Charterer’s option, at a gross rate of US$36,500 per day per vessel, commencing upon their delivery to the Company.

This employment is expected to generate approximately US$78 million in gross revenue for the minimum firm period of the three-year charters, further enhancing the Company’s fleetwide contracted revenue backlog and earnings visibility.

Commenting on the fleet expansion and deployment, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Following the acquisition of our two 2019-built, eco-design Suezmax tankers from Navigare Capital Partners A/S, we are pleased to announce that we have secured three-year employment for both vessels. This agreement marks our first business engagement with Repsol Trading S.A, a major energy company, further expanding our network of highly reputable charterers. It also attests to our strong standards of operational reliability, which continue to attract leading energy companies. The modern, fuel-efficient, and environmentally friendly characteristics of these scrubber-fitted vessels contributed to securing long-term employment at attractive terms. They reflect both the positive fundamentals of the Suezmax market and confidence in our operational capabilities.

“Revenues secured from these charters will cover more than half of the vessels’ acquisition cost and add significant earnings visibility, increasing the Company’s total fleetwide revenue to approximately US$335 million and charter coverage to 70% for 2026 and 57% for 2027. The acquisition and employment of these vessels align with our disciplined fleet renewal and deployment strategy,” he added.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to charter employment and our revenue backlog. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.